Mail Stop 03-08


								January 18, 2005


By Facsimile and U.S. Mail

Mr. William H.  Moryto
Chief Financial Officer
Lazare Kaplan International, Inc.
19 West 44th Street
New York, NY 10036

	RE:	Form 10-K for the fiscal year ended May 31, 2004
		File Date: August 27, 2004
		File No. 001-07848

Forms 10-Q for the periods ended August 31, 2004 and November 30,
2004


Dear Mr. Moryto:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended May 31, 2004


Item 9a. Controls and Procedures, page 11

1. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(c) of Exhibits 31.1 and
31.2.  Revise your disclosures accordingly in future filings.
Also
confirm to us supplementally that there were no changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Exhibit 13 - 2004 Annual Report

Management`s Discussion and Analysis

Results of Operations

2004 Compared to 2003, page 7
2. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. This is particularly important for changes in your net sales, gross margin and selling, general and administrative expenses. For example, you indicate that sales increased because of increased sales of branded polished diamonds and rough diamonds, partially offset by lower sales of commercial stones. While this information is helpful to the reader, you should also explain the underlying reasons for the increased or decreased sales of these different product categories. Similarly, where you discuss changes in your gross margin, it is not sufficient to say that your gross margin increased because of improved margins on certain products. You should also explain how you were able to achieve the improved margins on the identified products. Refer to Item 303 of Regulation
S-K and SEC Release No. 33-8350.



Liquidity - Capital Resources, page 9
3. In future filings please revise your contractual obligations table to include the following:
a. estimated interest payments on your debt; and
b. purchase obligations as defined in Item 303(A)(5)(ii)(D) of Regulation S-K, if applicable.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.  Accounting Policies

General
4. You indicate in Item 1 of your Form 10-K that you engage in cooperative advertising programs with your customers. Please disclose your accounting policy for cooperative advertising programs and any other types of arrangements within the scope of EITF 01-9 in which you participate. Also disclose the statements of operations line item where each type of arrangement is included. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.
5. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping costs or handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) that include them. Please also confirm to us supplementally that amounts paid to you by customers for shipping and handling are included in net sales, as required by EITF 00-10.
6. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor`s products, such as rebates, co-operative advertising fees, or other similar types of consideration. Also disclose the statements of operations line item in which each of these types of payments is included. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statements of operations line items, if material. Refer to EITF 02-
16.

c.  Sales and accounts receivable, page 18
7. Please revise your disclosure in future filings to clarify the nature and terms of each of the types of arrangements under which you make sales to customers.  For example, disclose the nature and terms
of the arrangements under which you are obligated to share
realized
profits on the sale of stones and also the arrangements where you
"jointly sell" stones with other wholesalers.   Also disclose
separately for each type of arrangement your revenue recognition policy, including the timing of revenue recognition. Show us supplementally what the revised disclosures will look like.
8. It appears, based on your disclosure, you record revenues under your cooperation arrangement with ALROSA and under other similar arrangements on a gross, as opposed to net basis. It also appears, based on your disclosure, that you never take title to the inventory sold under these arrangements and that the amount you earn is fixed.
In view of these facts, please tell us in detail your basis in GAAP for recording these sales on a gross basis. Refer to EITF 99-19 and
Question 10 of SAB Topic 13A.  We may have further comment.
9. Please tell us your rationale and your basis in GAAP for recording the profit sharing component of sales under your ALROSA and other similar arrangements as cost of sales as opposed to a reduction of revenues.
10. Based on your inventory disclosures, we understand that you sell certain merchandise under consignment arrangements. Please disclose whether you account for such arrangements on a gross or a net basis.
Also, tell us supplementally the basis for your accounting, including the terms of the consignment arrangements that support the accounting. Again, refer to EITF 99-19 and Question 10 of SAB Topic
13A.

Note 4.  Accounts payable and other current liabilities, page 22
11. Please disclose the nature of  the "advances and other"  line item in the table, as it appears that this liability represents
39%
of your total liabilities and it is not clear from your disclosure how these liabilities arise. Show us supplementally what the revised disclosures would look like for the balance sheets presented.



Note 5.  Lines of Credit, page 22
12. Please tell us supplementally and revise future filings to explain your basis for classifying as long-term borrowings under your lines of credit that are payable on demand.
Exhibits 31.1 and 31.2 Section 302 Certifications
13. Please amend the filing to revise your certifications to read exactly as set forth in Item 601 of Regulation S-K. In this regard, it appears that you have omitted paragraph 4(d) of the certifications. In filing the amendment, please re-file the entire
Form 10-K and not just the revised certifications.

Form 10-Q for the Period Ended November 30, 2004
14. Please address the comments above in your interim filings, as applicable.

*******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief








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Mr. William H. Moryto
Chief Financial Officer
Lazare Kaplan International, Inc.
January 18, 2005
Page 1